Mobius Resources Inc.

TSX VENTURE: MBS

May 12, 2014

Mobius Resources Announces First Californian Asset Divestiture and Launch of New Website

CALGARY, ALBERTA - Mobius Resources Inc. (“Mobius” or the “Company”) is pleased to announce that it has entered into a purchase and sale agreement related to a portion of its California acreage with a multi-national oil and gas producer.

The agreement involves the sale of approximately 4,285 net acres of land in the San Joaquin Basin for gross proceeds of approximately US$1.4 million (US$325/acre). Mobius will retain overriding royalty interests in the land of up to 2%. The transaction, representing approximately 6% of the Company’s land holdings in California, is expected to close by June 5, 2014 and is subject to customary closing conditions and regulatory approvals.

The agreement further provides for Mobius to be reimbursed for approximately US$150,000 of recent land lease payments, and the Company will be relieved of a drilling obligation of approximately US$950,000, which is currently reflected on the Company’s balance sheet.

The impact of this transaction is significant to Mobius and will result in an overall improvement to working capital of approximately US$2.5 million (US$580/net acre) which will be redeployed to develop the Company’s Montana and Alberta Duvernay prospects.

With the Company’s transition out of California now underway, Mobius has subleased over 85% of its California office space and expects to realize savings of approximately US$200,000 over the remaining term of the lease.

Mr. Lee A. Pettigrew, President and Chief Executive Officer of Mobius, commented, “We are encouraged by the interest that has been generated in our California assets and are pleased to announce our first divestiture. Not only does this deal provide cash that can be redirected to the core assets of Mobius going forward, it also takes a significant commitment off of our balance sheet and decreases our burn rate.”

Mobius continues to hold advanced discussions with other interested parties for the possible sale, or sales, of some or all of the remaining lands in California, although there is no certainty that one or more transactions will be consummated.

Mobius Website and Presentation Update

In conjunction with the name change from Zodiac Exploration Inc. to Mobius Resources Inc. announced on April 30, 2014, Mobius has launched an updated website which can be viewed at www.mobiusresources.com. Shareholders are strongly encouraged to review the corporate presentation available on the website. The corporate presentation outlines the Company’s new strategy and direction; summarizes the significant technical work done since completing the transaction with Muskwa Resources Ltd. in December 2013; outlines the Company’s drilling program in Montana and the Duvernay; and provides a financial update which emphasizes that external financing will not be required to pursue these opportunities.

About Mobius

Mobius is an oil & gas exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Mobius holds approximately 55,000 acres in Alberta which are prospective in the Duvernay and Nordegg formations, a farm in on approximately 12,000 net acres in Montana, and with the completion of the sale referenced herein, will continue to hold approximately 67,000 net acres of land in the Monterey/Kreyenhagen Oil Shale formations in California.

For more information, please contact:

Mobius Resources Inc.

Lee A. Pettigrew, President & CEO (403) 444-7842

lpettigrew@mobiusresources.com

or

John Newman, Chief Financial Officer (403) 444-7850

jnewman@mobiusresources.com

Or visit us at: www.mobiusrecouces.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the anticipated closing date, final proceeds of the transaction and expected improvement in working capital, expected savings over the remaining term of the lease and future potential divestiture of assets. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2013 dated February 24, 2014 and available under the Company’s SEDAR profile at www.sedar.com. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this press release include: satisfaction of the closing conditions applicable to the divestiture; execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek additional joint venture partners and additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

The Company assumes no obligation to update forward-looking statements except as may be required by applicable securities laws.